UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 (Amendment No. _____________)*

                      Peoples Bancorp, Inc.
                        (Name of Issuer)

                  Common Stock (No Par Value)
                 (Title of Class of Securities)

                          7099 9 09 105
                         (CUSIP Number)

David W. Swartz, Esquire, Stevens & Lee, 111 North Sixth Street,
      Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 5, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. [          ]

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Sovereign Bancorp, Inc.
          IRS Identification No.:  23-2453088

2.   Check the appropriate box is a member of a group* (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds*
     WC
5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

     7.   Sole Voting Power
               2,830,000

     8.   Shared Voting Power
               0

     9.   Sole Dispositive Power
               2,830,000

     10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          2,830,000

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

13.  Percent of class represented by amount in row (11)
          8.66%

14.  Type of reporting person*
          HC   CO
  <PAGE 1>
                          SCHEDULE 13D

ITEM 1.   Security and Issuer.

          This Schedule 13D relates to shares of common stock, par value $.10 per share, of Peoples Bancorp, Inc. ("Peoples"), a business corporation incorporated under the laws of the State of Delaware. The principal executive offices of Peoples are located at 134 Franklin Corner Road, Lawrenceville, New Jersey 08648.

ITEM 2.   Identify and Background.

          (a), (b) and (c). This Schedule 13D is filed by Sovereign Bancorp, Inc. ("Sovereign"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. Sovereign is a holding company which owns all of the outstanding capital stock of Sovereign Bank, a Federal Savings Bank ("Sovereign Bank"). Sovereign's and Sovereign Bank's principal business and offices are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610.

          The name, business address and present occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Sovereign are as follows:


                                                            Present Principal
Name                        Business Address                Occupation or Employment


Richard E. Mohn             1130 Berkshire  Boulevard       Chairman
                            Wyomissing, PA  19610           Sovereign

Rhoda S. Oberholtzer        807 Lititz Pike                 Owner
                            P.O. Box 325                    Stouffers of Kissel Hill
                            Lititz, PA  17543               (Grocery store chain)
                                                            807 Lititz Pike
                                                            P.O. Box 325
                                                            Lititz, PA  17543

Patrick J. Petrone          430 Route 10                    President
                            Randolph, NJ  07864             Charter Federal Savings
                                                              Bank division of
                                                              Sovereign Bank
                                                            430 Route 10
                                                            Randolph, NJ  07864

Daniel K. Rothermel         c/o Cumru Associates            President and Chief
                            P.O. Box 6573                     Executive Officer
                            Wyomissing, PA  19610           Cumru Associates, Inc.
                                                            P.O. Box 6573
                                                            Wyomissing, PA  19610
  <PAGE 2>
G. Arthur Weaver            c/o George A. Weaver            Real estate and insurance
                              Company                         executive
                            116 East Main Street            George A. Weaver Company
                            New Holland, PA  17557          116 East Main Street
                                                            New Holland, PA  17557

Cameron C. Troilo, Sr.      P.O. Box 291                    Owner
                            Yardley, PA  19067              Cameron C. Troilo, Inc.
                                                            (construction/real estate)


Jay S. Sidhu                1130 Berkshire Boulevard        President and Chief
                            Wyomissing, PA  19610             Executive Officer
                                                            Sovereign


Lawrence M. Thompson, Jr.   1130 Berkshire Boulevard        Corporate Secretary
                            Wyomissing, PA  19610           Sovereign

Dennis S. Marlo             1130 Berkshire Boulevard        Chief Financial Officer
                            Wyomissing, PA  19610             and Treasurer
                                                            Sovereign

Mark R. McCollom            1130 Berkshire Boulevard        Senior Vice President
                            Wyomissing, PA  19610           Chief Accounting Officer


          (d) and (e). Neither Sovereign nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each Natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

Item 3.   Source and Amount of Fund or Other Consideration.

          The total amount of funds used in making the purchases of shares of Peoples common stock covered by this Report was $26,389,752. The source of funds used by Sovereign in purchasing the shares of Peoples common stock covered by this Report was working capital, including funds received by Sovereign as a result of dividends from its wholly-owned subsidiary, Sovereign Bank.

Item 4.   Purpose of Transaction.

          On September 7, 1998, Sovereign and Peoples entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which Peoples will merge with and into Sovereign (the "Merger"). Sovereign will issue 0.80 shares of its common stock in exchange for each share of Peoples common stock outstanding on
<PAGE 3> the effective date of the Merger.  A copy of the Merger
Agreement is attached hereto as Exhibit 4.1 and is incorporated by reference herein. Upon completion of the Merger, the separate corporate existence of Peoples will cease and the registration of Peoples common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, will be terminated. Under the terms of the Merger Agreement, all shares of Peoples common stock held by Sovereign on the effective date of the Merger will be cancelled and no shares of Sovereign common stock will be issued in exchange therefor. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement which is incorporated herein by reference to Exhibit 4.1.

          As a result of a previously announced purchase program relating to shares of Peoples common stock by Sovereign and after giving effect to repurchases of by Peoples of its own shares, Sovereign's total ownership of Peoples outstanding shares of common stock exceeded 5% in January 1999. Sovereign did not focus on the regulatory implications of this fact until March 1999. When it determined that its acquisitions in excess of 5% of Peoples outstanding shares caused a violation of the "change in control" regulations of the Office of Thrift Supervision ("OTS") because Sovereign's pending regulatory application with the OTS seeking approval for the Merger did not cover these shares, Sovereign, in consultation with the OTS, disposed of shares necessary to reduce its ownership of Peoples common stock below 5% of Peoples' the total shares outstanding. Because its disposition of the Peoples shares in excess of 5% of total outstanding shares occurred after the record date for the special meeting of Peoples stockholders to approve the Merger, Sovereign will not vote at the special meeting any shares of Peoples common stock in excess of that amount.

Item 5.   Interest in Securities of the Issuer.

          (a) Sovereign was the beneficial owner, in the aggregate, of 2,830,000 shares of common stock. Based on 32,654,198 shares of Peoples common stock outstanding on March 31, 1999, such shares represented approximately 8.66% of the outstanding shares of Peoples common stock on such date.

          No other person identified in Item 2(a), (b) and (c) hereof is the beneficial owner of any shares of common stock of Peoples, except as follows: Director Cameron C. Troilo beneficially owns a total of 174,269 shares of Peoples common stock, which constituted less than 1% of the outstanding shares on March 31, 1999.

          On May 18, 1999, Sovereign sold 1,269,000 shares of Peoples common stock. Following such sale, Sovereign beneficially owned 1,561,000 shares of Peoples common stock. Such shares represented approximately 4.78% of the outstanding shares of Peoples common stock on March 31, 1999. <PAGE 4>

          (b) Sovereign will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Peoples common stock which Sovereign has acquired, except that Sovereign will not vote any shares of Peoples common stock at the special meeting of shareholders of Peoples in excess of 5% of the total amount of Peoples common stock outstanding on the record date for such meeting.

          (c) The following table sets forth transactions by Sovereign in Peoples common stock since March 5, 1999.

Acquisitions

                                                   Total
              Number of           Price            Price
              Shares              Per              Per
Date          Acquired            Share            Purchase

3/5/99         50,000            $10.12500       $506,250.00
3/5/99         75,000             10.25000        768,750.00
3/5/99         10,000             10.12500        101,250.00
3/5/99         20,000             10.18750        203,750.00
3/8/99         10,000             10.25000        102,500.00
3/9/99         40,000             10.15625        406,250.00
3/10/99        20,000             10.25000        205,000.00
3/11/99        50,000             10.31250        515,625.00
3/11/99        50,000             10.31250        515,625.00
3/15/99        10,000             10.50000        105,000.00
3/16/99        50,000             10.43750        521,875.00
3/19/99        15,000             10.37500        155,625.00
3/19/99        75,000             10.43750        782,812.50
3/22/99        75,000             10.37500        778,125.00
3/23/99        35,000             10.06250        352,187.50
3/23/99        20,000             10.06250        201,250.00
3/24/99        50,000             10.12500        506,250.00
3/25/99        10,000             10.18750        101,875.00
3/25/99        25,000             10.25000        256,250.00
3/25/99        50,000             10.31250        515,625.00
3/25/99        20,000             10.30000        206,000.00
4/9/99         50,000             10.25000        512,500.00
4/9/99         50,000             10.81250        540,625.00
4/9/99         25,000             11.00000        275,000.00
4/9/99         25,000             11.06250        276,562.00
4/12/99        50,000             10.93750        546,875.00
4/12/99        25,000             10.93750        273,437.50
4/12/99        25,000             10.93750        273,437.50
  <PAGE 5>
Dispositions

              Number of           Price
              Shares              Per               Total
Date            Sold              Share            Proceeds

5/18/99       1,269,000           9.7668       12,394,069.20

          (d) No person other than Sovereign has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of Peoples that may be deemed beneficially owned by Sovereign.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Concurrently with the execution of the Merger Agreement, Peoples granted Sovereign an option to acquire, under certain circumstances relating to an attempt by a party other than Sovereign to acquire control of Peoples, up to 19.9% of the outstanding shares of Peoples common stock pursuant to the terms of a Stock Option Agreement dated September 7, 1998 (the "Stock Option Agreement"). None of the events or circumstances that would permit Sovereign to exercise the Stock Option Agreement have occurred as of the date of this Report. A copy of the Stock Option Agreement is included as Annex B to the Merger Agreement incorporated by reference herein as Exhibit 4.1. The directors and executive officers of Peoples have each executed a letter agreement dated September 7, 1998 (the "Affiliate Letters") with Sovereign in which they have agreed to vote in favor of the Merger Agreement and to use reasonable best efforts to cause the Merger to be completed. A copy of the Form of Affiliates Letter signed by the directors and executive officers of Peoples is included as Exhibit 1 to the Merger Agreement incorporated by reference herein as Exhibit 4.1. Except for the Merger Agreement, the Stock Option Agreement, and the Affiliate Letters neither Sovereign nor any person identified in Item 2(a), (b) and
(c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Peoples including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          4.1 Agreement and Plan of Merger, dated as of September 7, 1998, between Sovereign Bancorp, Inc. and
     Peoples Bancorp, Inc. (Incorporated by reference to Annex A of the proxy statement/prospectus included as part of
     <PAGE 6> Sovereign's Registration Statement on Form S-4
     No. 333-79693.)

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 1999                  SOVEREIGN BANCORP, INC.

                              By/s/ Dennis R. Marlo
                                   Dennis R. Marlo
                                   Chief Financial Officer

  <PAGE 7>